Exhibt 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2021	As at September 30, 2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	139,127	228,763	3,085
Intangible assets	6	13,085	42,808	577
Property, plant and equipment	4	85,192	88,813	1,198
Right-of-Use assets	5	16,420	18,305	247
Financial assets
Derivative assets	17	16	28		^
Investments	8	10,576	13,208	178
Trade receivables		4,358	4,378	59
Other financial assets	11	6,088	8,057	109
Investments accounted for using the equity method		1,464	698	9
Deferred tax assets		1,664	2,576	35
Non-current tax assets		14,323	10,740	145
Other non-current assets	12	15,935	11,668	157

Total non-current assets		308,248	430,042	5,799

Inventories	9	1,064	778	10
Financial assets
Derivative assets	17	4,064	4,308	58
Investments	8	175,707	175,223	2,363
Cash and cash equivalents	10	169,793	142,026	1,915
Trade receivables		94,298	108,507	1,463
Unbilled receivables		27,124	38,375	517
Other financial assets	11	7,245	10,495	142
Contract assets		16,507	20,467	276
Current tax assets		2,461	4,717	64
Other current assets	12	24,923	27,199	367

Total current assets		523,186	532,095	7,175

TOTAL ASSETS		831,434	962,137	12,974

EQUITY
Share capital		10,958	10,962	148
Share premium		714	1,164	16
Retained earnings		466,692	526,654	7,102
Share-based payment reserve		3,071	3,807	51
SEZ Re-investment reserve		41,154	43,237	583
Other components of equity		30,506	35,840	483

Equity attributable to the equity holders of the Company		553,095	621,664	8,383
Non-controlling interests		1,498	1,088	15

TOTAL EQUITY		554,593	622,752	8,398

LIABILITIES
Financial liabilities
Loans and borrowings	13	7,458	55,319	746
Lease liabilities		13,513	15,283	206
Other financial liabilities	14	2,291	2,326	31
Deferred tax liabilities		4,633	14,902	201
Non-current tax liabilities		11,069	11,415	154
Other non-current liabilities	15	7,835	8,871	120
Provisions	16	2	1		^

Total non-current liabilities		46,801	108,117	1,458

Financial liabilities
Loans, borrowings and bank overdrafts	13	75,874	58,910	794
Derivative liabilities	17	1,070	432	6
Trade payables and accrued expenses		78,870	90,782	1,225
Lease liabilities		7,669	8,697	117
Other financial liabilities	14	1,470	4,106	55
Contract liabilities		22,535	21,577	291
Current tax liabilities		17,324	19,385	261
Other current liabilities	15	24,552	26,512	357
Provisions	16	676	867	12

Total current liabilities		230,040	231,268	3,118

TOTAL LIABILITIES		276,841	339,385	4,576

TOTAL EQUITY AND LIABILITIES		831,434	962,137	12,974

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended September 30,			Six months ended September 30,
	Notes	2020	2021	2021	2020	2021	2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	151,145	196,674	2,652	300,276	379,198	5,113
Cost of revenues	21	(105,387)	(137,562)	(1,855)	(209,087)	(265,129)	(3,575)

Gross profit		45,758	59,112	797	91,189	114,069	1,538
Selling and marketing expenses	21	(9,606)	(13,852)	(188)	(19,395)	(26,869)	(362)
General and administrative expenses	21	(8,177)	(11,288)	(152)	(18,183)	(21,818)	(294)
Foreign exchange gains/(losses), net	23	338	933	13	1,543	2,093	28
Other operating income/(loss), net	26	(178)	15	^	(81)	2,165	29

Results from operating activities		28,135	34,920	470	55,073	69,640	939
Finance expenses	22	(1,267)	(1,459)	(20)	(2,566)	(2,205)	(30)
Finance and other income	23	5,209	4,114	55	10,490	8,733	118
Share of net profit/ (loss) of associates accounted for using the equity method		(6)	(10)	^	25	(3)	^

Profit before tax		32,071	37,565	505	63,022	76,165	1,027
Income tax expense	19	(7,228)	(8,259)	(111)	(14,066)	(14,484)	(195)

Profit for the period		24,843	29,306	394	48,956	61,681	832

Profit attributable to:
Equity holders of the Company		24,656	29,307	394	48,558	61,628	831
Non-controlling interests		187	(1)	^	398	53	1

Profit for the period		24,843	29,306	394	48,956	61,681	832

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		4.33	5.36	0.07	8.53	11.28	0.15
Diluted		4.32	5.35	0.07	8.51	11.25	0.15
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,694,035,551	5,464,831,135	5,464,831,135	5,693,689,502	5,464,021,919	5,464,021,919
Diluted		5,706,874,339	5,480,490,360	5,480,490,360	5,705,850,555	5,478,297,758	5,478,297,758

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2020	2021	2021	2020	2021	2021
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	24,843	29,306	395	48,956	61,681	832
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	135	156	2	(156)	(779)	(11)
Net change in fair value of investment in equity instruments measured at fair value through OCI	(268)	3,017	41	192	5,605	76

	(133)	3,173	43	36	4,826	65

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(1,302)	(2,498)	(34)	(211)	140	2
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	—	(3)	^	—	(35)	^
Net change in time value of option contracts designated as cash flow hedges	68	71	1	154	58	1
Net change in intrinsic value of option contracts designated as cash flow hedges	422	88	1	1,048	(90)	(1)
Net change in fair value of forward contracts designated as cash flow hedges	1,937	1,376	19	2,033	651	9
Net change in fair value of investment in debt instruments measured at fair value through OCI	(310)	(152)	(2)	2,611	(193)	(3)

	815	(1,118)	(15)	5,635	531	8

Total other comprehensive income, net of taxes	682	2,055	28	5,671	5,357	73

Total comprehensive income for the period	25,525	31,361	423	54,627	67,038	905

Total comprehensive income attributable to:
Equity holders of the Company	25,312	31,362	423	54,267	66,962	904
Non-controlling interests	213	(1)	^	360	76	1

	25,525	31,361	423	54,627	67,038	905

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408
Bengaluru
October 13, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity				Non- controlling interests	Total equity
Particulars	Number of shares*	Share capital, fully paid- up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re- investment reserve	Foreign currency translation reserve **	Cash flow hedging reserve	Other reserves**	Equity attributable to the equity holders of the Company
As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the period
Profit for the period	—	—	—	48,558	—	—	—	—	—	48,558	398	48,956
Other comprehensive income	—	—		—	—	—	(173)	3,235	2,647	5,709	(38)	5,671

Total comprehensive income for the period	—	—	—	48,558	—	—	(173)	3,235	2,647	54,267	360	54,627

Issue of equity shares on exercise of options*	1,593,498	3	436	—	(436)	—	—	—	—	3	—	3
Issue of shares by controlled trust on exercise of options	—	—	—	187	(187)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	2	820	—	—	—	—	822	—	822
Transferred to Special economic zone re-investment reserve	—	—	—	(7,633)	—	7,633	—	—	—	—	—	—
Cash dividend paid	—	—	—	—	—	—	—	—	—	—	(960)	(960)
Others	—	—	—	—	—	—	—	—	—	—	(74)	(74)

Other transactions for the period	1,593,498	3	436	(7,444)	197	7,633	—	—	—	825	(1,034)	(209)

As at September 30, 2020	5,714,950,888	11,430	1,711	517,217	1,747	51,437	23,366	920	4,722	612,550	1,201	613,751

*

Includes 21,903,855 treasury shares held as at September 30, 2020 by a controlled trust. 842,226 shares have been transferred by the controlled trust to eligible employees on exercise of options during the six months ended September 30, 2020.

**	Refer to Note 18

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity				Non-controlling interests	Total equity
Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve **	Cash flow hedging reserve	Other reserves**	Equity attributable to the equity holders of the Company
As at April 1, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593
Comprehensive income for the period
Profit for the period	—	—	—	61,628	—	—	—	—	—	61,628	53	61,681
Other comprehensive income	—	—	—	—	—	—	82	619	4,633	5,334	23	5,357

Total comprehensive income for the period	—	—	—	61,628	—	—	82	619	4,633	66,962	76	67,038

Issue of equity shares on exercise of options	1,680,642	4	450	—	(450)	—	—	—	—	4	—	4
Issue of shares by controlled trust on exercise of options *	—	—	—	413	(413)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	4	1,599	—	—	—	—	1,603	—	1,603
Transferred to Special economic zone re-investment reserve	—	—	—	(2,083)	—	2,083	—	—	—	—	—	—
Cash dividend paid	—	—	—	—	—	—	—	—	—	—	(442)	(442)
Others	—	—	—	—	—	—	—	—	—	—	(44)	(44)

Other transactions for the period	1,680,642	4	450	(1,666)	736	2,083	—	—	—	1,607	(486)	1,121

As at September 30, 2021	5,480,819,197	10,962	1,164	526,654	3,807	43,237	23,018	2,349	10,473	621,664	1,088	622,752

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		148	16	7,102	51	583	310	32	141	8,383	15	8,398

^	Value is less than ₹ 1
*

Includes 17,449,249 treasury shares held as at September 30, 2021 by a controlled trust. 1,951,966 shares have been transferred by the controlled trust to eligible employees on exercise of options during the six months ended September 30, 2021.

**	Refer to Note 18

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Six months ended September 30,
	2020	2021	2021
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the period	48,956	61,681	832
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(309)	(495)	(7)
Depreciation, amortization and impairment expense	12,734	16,107	217
Unrealized exchange gain, net and exchange gain on borrowings	(3,015)	(782)	(11)
Share-based compensation expense	1,229	1,599	22
Share of net (profit)/ loss of associates accounted for using equity method	(25)	3	^
Income tax expense	14,066	14,484	195
Finance and other income, net of finance expenses	(8,395)	(5,043)	(68)
(Gain)/loss from sale of business and investment accounted for using the equity method	81	(2,165)	(29)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	15,376	(6,806)	(92)
Unbilled receivables and contract assets	2,910	(9,445)	(127)
Inventories	554	290	4
Other assets	4,061	64	1
Trade payables, accrued expenses, other liabilities and provisions	7,774	2,445	33
Contract liabilities	611	(2,176)	(29)

Cash generated from operating activities before taxes	96,608	69,761	941
Income taxes paid, net	(10,664)	(12,345)	(166)

Net cash generated from operating activities	85,944	57,416	775

Cash flows from investing activities:
Purchase of property, plant and equipment	(8,353)	(10,339)	(139)
Proceeds from sale of property, plant and equipment	464	667	9
Purchase of investments	(584,747)	(489,641)	(6,602)
Proceeds from sale of investments	520,360	494,485	6,668
Payment for business acquisitions including deposits and escrow, net of cash acquired	(5,621)	(113,503)	(1,531)
Proceeds from sale of investment accounted for using the equity method	—	1,632	22
Interest received	9,086	7,354	99
Dividend received	1	2	^

Net cash used in investing activities	(68,810)	(109,343)	(1,474)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	3	4	^
Repayment of loans and borrowings	(44,980)	(141,069)	(1,902)
Proceeds from loans and borrowings	43,412	173,485	2,339
Repayment of lease liabilities	(4,503)	(4,889)	(66)
Interest and finance expenses paid	(1,739)	(2,562)	(35)
Payment of cash dividend to Non-controlling interests holders	(960)	(442)	(6)

Net cash (used in)/ generated from financing activities	(8,767)	24,527	330

Net increase/(decrease) in cash and cash equivalents during the period	8,367	(27,400)	(369)
Effect of exchange rate changes on cash and cash equivalents	(49)	(246)	(3)
Cash and cash equivalents at the beginning of the period	144,104	169,663	2,288

Cash and cash equivalents at the end of the period (Note 10)	152,422	142,017	1,916

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2021

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on October 13, 2021.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2021. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2021.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and six months ended September 30, 2021, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 74.16 as published by Federal Reserve Board of Governors on September 30, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertains is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend lease is included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassesses the option upon occurrence of either a significant event or change in circumstances that are within the control of the lessee.

l)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

m)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecasted transactions.

n)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2021, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2021.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2021:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The IASB issued Interest Rate Benchmark Reform (Phase 2), which amends IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. The adoption of the amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 did not have any material impact on the interim condensed consolidated financial statements.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2021 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 37 on the consolidated financial statements.

IFRS 9 – Annual Improvements to IFRS Standards - 2018-2020

On May 14, 2020, IASB amended IFRS 9 as part of its Annual Improvements to IFRS Standards 2018-2020. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. This amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IFRS 9 on the consolidated financial statements.

Amendment to IAS 1 – Presentation of Financial Statements

On February 12, 2021, the IASB amended IAS 1 “Presentation of Financial Statements”. The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial. The amendments also clarified that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.

Amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

On February 12, 2021, the IASB amended IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 8 on the consolidated financial statements.

Amendments to IAS 12 – “Income Taxes”

On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 12 on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment*		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Additions		—		774		6,266		790		1		7,831
Additions through Business combinations		—		—		13		51		—		64
Disposals		(58)		(568)		(2,324)		(377)		(56)		(3,383)
Translation adjustment		7		50		160		15		(2)		230

As at September 30, 2020	₹	3,710	₹	36,766	₹	104,810	₹	20,349	₹	751	₹	166,386
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Depreciation and impairment **		—		747		5,289		878		43		6,957
Disposals		—		(530)		(2,193)		(303)		(53)		(3,079)
Translation adjustment		—		12		73		8		(1)		92

As at September 30, 2020	₹	—	₹	8,177	₹	81,225	₹	14,724	₹	716	₹	104,842
Capital work-in-progress											₹	20,440

Net carrying value including Capital work-in-progress as at September 30, 2020											₹	81,984

Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Additions		107		3,569		14,362		1,958		9		20,005
Additions through Business combinations		—		—		27		57		—		84
Disposals		(58)		(765)		(4,532)		(1,218)		(398)		(6,971)
Translation adjustment		5		100		303		25		(1)		432

As at March 31, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Depreciation and impairment **		—		1,500		11,123		1,845		61		14,529
Disposals		—		(695)		(4,313)		(908)		(391)		(6,307)
Translation adjustment		—		32		174		11		—		217

As at March 31, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Capital work-in-progress											₹	19,309

Net carrying value including Capital work-in-progress as at March 31, 2021											₹	85,192

Gross carrying value:
As at April 1, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Additions		961		185		6,989		1,134		2		9,271
Additions through Business combinations		—		—		347		336		3		686
Disposals		(30)		(170)		(1,716)		(417)		(105)		(2,438)
Translation adjustment		—		6		127		6		1		140

As at September 30, 2021	₹	4,746	₹	39,435	₹	116,602	₹	21,751	₹	319	₹	182,853
Accumulated depreciation/ impairment:
As at April 1, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Depreciation and impairment		—		843		5,933		1,029		5		7,810
Disposals		—		(170)		(1,457)		(371)		(104)		(2,102)
Translation adjustment		—		1		100		13		1		115

As at September 30, 2021	₹	—	₹	9,459	₹	89,616	₹	15,760	₹	299	₹	115,134
Capital work-in-progress											₹	21,094

Net carrying value including Capital work-in-progress as at As at September 30, 2021											₹	88,813

*	Includes computer equipment and software.
**

Includes impairment charge on certain software platforms amounting to ₹ 44 and ₹ 237 for the three months and six months ended September 30, 2020 respectively, and ₹ 285 for the year ended March 31, 2021.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment *		Vehicles		Total
Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		—		1,033		186		26		1,245
Disposals		—		(518)		(92)		(58)		(668)
Additions through Business combinations		—		184		—		84		268
Translation adjustment		—		36		25		11		72

As at September 30, 2020	₹	2,003	₹	16,359	₹	4,355	₹	889	₹	23,606

Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		14		2,192		819		139		3,164
Disposals		—		(336)		(78)		(41)		(455)
Translation adjustment		—		6		2		5		13

As at September 30, 2020	₹	41	₹	5,790	₹	2,464	₹	368	₹	8,663

Net carrying value as at September 30, 2020									₹	14,943

Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		79		5,323		770		162		6,334
Additions through Business combinations		—		352		—		84		436
Disposals		—		(2,503)		(1,103)		(154)		(3,760)
Translation adjustment		—		48		15		8		71

As at March 31, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770

Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		28		4,487		1,465		285		6,265
Disposals		—		(1,703)		(1,023)		(119)		(2,845)
Translation adjustment		—		(9)		(6)		4		(11)

As at March 31, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350

Net carrying value as at March 31, 2021									₹	16,420

Gross carrying value:
As at April 1, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Additions		15		3,367		380		65		3,827
Additions through Business combinations		—		2,922		—		36		2,958
Disposals		(801)		(1,477)		(920)		(57)		(3,255)
Translation adjustment		—		(36)		29		(2)		(9)

As at September 30, 2021	₹	1,296	₹	23,620	₹	3,407	₹	968	₹	29,291

Accumulated depreciation:
As at April 1, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350
Depreciation		14		2,747		482		143		3,386
Disposals		(20)		(1,133)		(573)		(40)		(1,766)
Translation adjustment		—		(3)		21		(2)		16

As at September 30, 2021	₹	49	₹	8,314	₹	2,087	₹	536	₹	10,986

Net carrying value as at September 30, 2021									₹	18,305

*	Includes computer equipment.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2021		September 30, 2021
Balance at the beginning of the period	₹	131,012	₹	139,127
Acquisition through business combinations* (Refer to Note 7)		9,472		88,707
Translation adjustment		(1,357)		929

Balance at the end of the period	₹	139,127	₹	228,763

*

Acquisition through business combinations for the year ended March 31, 2021 and six months ended September 30, 2021 is after considering the impact of ₹ (72) and ₹ 57 towards changes in purchase price allocation of acquisitions made during the year ended March 31, 2020 and 2021, respectively.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing- related		Total
Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Acquisition through business combinations		871		511		1,382
Translation adjustment		(79)		(117)		(196)

As at September 30, 2020	₹	33,282	₹	7,092	₹	40,374
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Amortization and impairment *		1,820		539		2,359
Translation adjustment		(84)		(74)		(158)

As at September 30, 2020	₹	19,634	₹	5,393	₹	25,027

Net carrying value as at September 30, 2020	₹	13,648	₹	1,699	₹	15,347

Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Acquisition through business combinations		2,460		828		3,288
Deductions/Adjustments		(8,568)		(5,756)		(14,324)
Translation adjustment		(56)		(159)		(215)

As at March 31, 2021	₹	26,326	₹	1,611	₹	27,937
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Amortization and impairment *		5,060		1,548		6,608
Deductions/Adjustments		(8,568)		(5,756)		(14,324)
Translation adjustment		(142)		(116)		(258)

As at March 31, 2021	₹	14,248	₹	604	₹	14,852

Net carrying value as at March 31, 2021	₹	12,078	₹	1,007	₹	13,085

Gross carrying value:
As at April 1, 2021	₹	26,326	₹	1,611	₹	27,937
Acquisition through business combinations (Refer to Note 7)		26,021		8,544		34,565
Deductions/Adjustments		(9,225)		(214)		(9,439)
Translation adjustment		309		(11)		298

As at September 30, 2021	₹	43,431	₹	9,930	₹	53,361
Accumulated amortization/ impairment:
As at April 1, 2021	₹	14,248	₹	604	₹	14,852
Amortization and impairment		4,329		582		4,911
Deductions/Adjustments		(9,225)		(214)		(9,439)
Translation adjustment		223		6		229

As at September 30, 2021	₹	9,575	₹	978	₹	10,553

Net carrying value as at As at September 30, 2021	₹	33,856	₹	8,952	₹	42,808

*

During the year ended March 31, 2021, change in business strategy of a customer led to a significant decline in the revenue and earnings estimates, resulting in revision of recoverable value of customer-relationship intangible assets recognized on business combination. Further, the Company integrated certain brands acquired as part of a business combination, resulting in discontinuance of the acquired brands. Consequently, the Company has recognized impairment charge of ₹ 263 for the three and six months ended September 30, 2020 and ₹ 1,879 for the year ended March 31, 2021, as part of amortization and impairment.

*

Due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 795 for the year ended March 31, 2021, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Business combinations

Summary of acquisitions during the six months ended September 30, 2021 is given below:

Capco

On March 4, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in Capco, a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific, and its subsidiaries. The acquisition was consummated on April 29, 2021 and total cash consideration paid was ₹ 109,530. The following table presents the provisional purchase price allocation:

Description	Acquiree’s carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	4,379	₹	—	₹	4,379
Customer-related intangibles		—		24,273		24,273
Marketing-related intangibles		—		8,083		8,083
Deferred tax liabilities on intangible assets		—		(9,383)		(9,383)

Total	₹	4,379	₹	22,973	₹	27,352

Goodwill						82,178

Total purchase price					₹	109,530

The goodwill of ₹ 82,178 comprises value of acquired workforce and expected synergies arising from the business combinations. This acquisition will make the Company one of the largest end-to-end global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco’s domain and consulting strength, our market units (SMUs) will be able to provide our clients the access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives.

The allocation is preliminary and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

Net assets acquired include ₹ 4,278 of cash and cash equivalents.

The fair value of acquired trade receivables is ₹ 6,167. The gross contractual amount for trade receivables due is ₹ 6,181, with an allowance for lifetime expected credit loss of ₹ 14.

Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The transaction costs of ₹ 358 related to the above acquisition has been included in general and administrative expenses in the interim condensed consolidated statement of income.

The acquired business contributed revenues of ₹ 28,999 and profit after taxes of ₹ 1,837 for the Company during the six months ended September 30, 2021.

If the acquisition had been consummated on April 1, 2021, management estimates that consolidated revenue for the Company would have been ₹ 384,327 and the profit after taxes would have been ₹ 61,829 for the six months ended September 30, 2021. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

Ampion

On April 1, 2021, the Company entered into a definitive agreement to acquire 100% equity interest in Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services. The acquisition was consummated on August 6, 2021 and total cash consideration paid was ₹ 9,102. The following table presents the provisional purchase price allocation:

Description	Acquiree’s carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	1,084	₹	—	₹	1,084
Customer-related intangibles		—		1,748		1,748
Marketing-related intangibles		—		461		461
Deferred tax liabilities on intangible assets		—		(663)		(663)

Total	₹	1,084	₹	1,546	₹	2,630

Goodwill						6,472

Total purchase price					₹	9,102

The goodwill of ₹ 6,472 comprises value of acquired workforce and expected synergies arising from the business combinations. Our new operating model emphasizes strategic investments in focus geographies, proximity to customers, agility, scale and localization. The acquisition of Ampion is an important step in this direction and reinstates the commitment towards clients and stakeholders in Australia and New Zealand (ANZ), under APMEA SMU. Further, our and Ampion’s combined offerings, powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers.

The allocation is preliminary and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

Net assets acquired include ₹ 855 of cash and cash equivalents.

The fair value of acquired trade receivables is ₹ 998. The gross contractual amount for trade receivables due is ₹ 1,074, with an allowance for lifetime expected credit loss of ₹ 76.

Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The transaction costs of ₹ 49 related to the above acquisition has been included in general and administrative expenses in the interim condensed consolidated statement of income.

The acquired business contributed revenues of ₹ 1,146 and profit after taxes of ₹ 30 for the Company during the six months ended September 30, 2021.

If the acquisition had been consummated on April 1, 2021, management estimates that consolidated revenue for the Company would have been ₹ 381,726 and the profit after taxes would have been ₹ 61,875 for the six months ended September 30, 2021. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on date indicated or that may result in the future.

8. Investments

	As at
	March 31, 2021		September 30, 2021
Non-current
Financial instruments at FVTPL
Equity instruments	₹	—	₹	430
Fixed maturity plan mutual funds		—		257
Financial instruments at FVTOCI
Equity instruments		10,572		11,304
Financial instruments at amortized cost
Inter corporate and term deposits *		4		1,217

	₹	10,576	₹	13,208
Current
Financial instruments at FVTPL
Short-term mutual funds	₹	23,502	₹	16,692
Financial instruments at FVTOCI
Non-convertible debentures, government securities, commercial papers and bonds		131,382		144,384
Financial instruments at amortized cost
Inter corporate and term deposits *		20,823		14,147

	₹	175,707	₹	175,223

	₹	186,283	₹	188,431

*

These deposits earn a fixed rate of interest. Term deposits include non-current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ Nil and ₹ 625, respectively (March 31, 2021: Term deposits non-current of ₹ 4 and Term deposits current of ₹ 615).

9. Inventories

	As at
	March 31, 2021		September 30, 2021
Stores and spare parts	₹	127	₹	57
Finished and traded goods		937		721

	₹	1,064	₹	778

10.	Cash and cash equivalents

	As at
	March 31, 2021		September 30, 2021
Cash and bank balances	₹	68,842	₹	57,734
Demand deposits with banks *		100,951		84,292

	₹	169,793	₹	142,026

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	September 30, 2020		September 30, 2021
Cash and cash equivalents	₹	152,423	₹	142,026
Bank overdrafts		(1)		(9)

	₹	152,422	₹	142,017

11. Other financial assets

	As at
	March 31, 2021		September 30, 2021
Non-current
Security deposits	₹	1,477	₹	1,393
Interest receivables		1,139		1,139
Finance lease receivables		3,144		5,157
Others		328		368

	₹	6,088	₹	8,057
Current
Security deposits	₹	1,149	₹	1,634
Dues from officers and employees		411		707
Interest receivables		1,628		2,056
Finance lease receivables		3,438		3,995
Others		619		2,103

	₹	7,245	₹	10,495

	₹	13,333	₹	18,552

12. Other assets

	As at
	March 31, 2021		September 30, 2021
Non-current
Prepaid expenses	₹	3,417	₹	3,636
Costs to obtain contract*		3,413		3,354
Costs to fulfil contract**		337		316
Others (Refer to Note 31)		8,768		4,362

	₹	15,935	₹	11,668
Current
Prepaid expenses	₹	12,121	₹	16,552
Dues from officers and employees		105		113
Advance to suppliers		3,199		2,054
Balance with GST and other authorities		7,903		7,424
Costs to obtain contract*		759		826
Costs to fulfil contract**		53		53
Others		783		177

	₹	24,923	₹	27,199

	₹	40,858	₹	38,867

*

Costs to obtain contract amortization of ₹ 349 and ₹ 224 during the three months ended September 30, 2020 and 2021 respectively, ₹ 714 and ₹ 452 during the six months ended September 30, 2020 and 2021 respectively.

**

Costs to fulfil contract amortization of ₹ Nil and ₹ 13 during the three months ended September 30, 2020 and 2021 respectively, ₹ Nil and ₹ 26 during the six months ended September 30, 2020 and 2021 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2021		September 30, 2021
Borrowings from banks	₹	82,895	₹	58,799
Unsecured Notes 2026		—		55,200
Loans from institutions other than banks		307		221
Bank overdrafts		130		9

	₹	83,332	₹	114,229

Non-current		7,458		55,319
Current		75,874		58,910

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued ₹ 55,673 (US$ 750 million) in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of ₹ 500 (US$6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST)

14. Other financial liabilities

	As at
	March 31, 2021		September 30, 2021
Non-current
Contingent consideration	₹	2,158	₹	1,612
Advance from customers		123		106
Cash Settled ADS RSUs		7		2
Deposits and others		3		606

	₹	2,291	₹	2,326
Current
Contingent consideration	₹	135	₹	1,423
Advance from customers		496		951
Cash Settled ADS RSUs		24		25
Deposits and others		815		1,707

	₹	1,470	₹	4,106

	₹	3,761	₹	6,432

15. Other liabilities

	As at
	March 31, 2021		September 30, 2021
Non-current
Employee benefits obligations	₹	3,055	₹	4,445
Others		4,780		4,426

	₹	7,835	₹	8,871
Current
Statutory and other liabilities	₹	9,266	₹	9,086
Employee benefits obligations		14,401		16,723
Advance from customers		362		180
Others		523		523

	₹	24,552	₹	26,512

	₹	32,387	₹	35,383

16. Provisions

	As at
	March 31, 2021		September 30, 2021
Non-current
Provision for warranty	₹	2	₹	1

	₹	2	₹	1
Current
Provision for warranty	₹	213	₹	259
Others		463		608

	₹	676	₹	867

	₹	678	₹	868

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

17. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(in millions)

	As at
	March 31, 2021				September 30, 2021
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,577	₹	2,293	USD	1,641	₹	1,714
	€	109	₹	114	€	172	₹	493
	£	96	₹	(254)	£	125	₹	412
	AUD	103	₹	(246)	AUD	137	₹	294
Range forward option contracts	USD	138	₹	385	USD	156	₹	94
	€	20	₹	24	€	10	₹	20
	£	55	₹	(116)	£	55	₹	101
	AUD	34	₹	(18)	AUD	29	₹	34
Non-designated derivative instruments
Sell: Forward contracts *	USD	1,638	₹	480	USD	1,473	₹	344
	€	99	₹	202	€	86	₹	94
	£	104	₹	98	£	124	₹	268
	AUD	29	₹	11	AUD	31	₹	28
	SGD	9	₹	5	SGD	6	₹	2
	ZAR	22	₹	(1)	ZAR	25	₹	4
	CAD	30	₹	3	CAD	29	₹	14
	SAR	137	₹	(1)	SAR	92	₹	(1)
	PLN	8	₹	2	PLN	9	₹	4
	CHF	10	₹	13	CHF	10	₹	12
	QAR	15	₹	(6)	QAR	16	₹	(11)
	TRY	47	₹	42	TRY	30	₹	1
	NOK	4	₹	^	NOK	—	₹	—
	OMR	2	₹	(1)	OMR	2	₹	^
	SEK	42	₹	10	SEK	20	₹	2
	JPY	370	₹	6	JPY	—	₹	—
	DKK	—	₹	—	DKK	11	₹	2
Buy: Forward contracts	SEK	37	₹	(15)	SEK	25	₹	(3)
	DKK	45	₹	(12)	DKK	22	₹	(5)
	CHF	2	₹	(6)	CHF	2	₹	(3)
	RMB	30	₹	(2)	RMB	—	₹	—
	AED	9	₹	^	AED	36	₹	^
	JPY	—	₹	—	JPY	944	₹	(13)
	CNH	—	₹	—	CNH	43	₹	5
	NOK	—	₹	—	NOK	12	₹	(2)

			₹	3,010			₹	3,904

^	Value is less than ₹ 1.
*	USD 1,638 and USD 1,473 includes USD/PHP sell forward of USD 244 and USD 261 as at March 31, 2021 and September 30, 2021, respectively.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Six months ended September 30,
	2020		2021
Balance as at the beginning of the period	₹	(2,876)	₹	2,182
Changes in fair value of effective portion of derivatives		2,758		2,703
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions *		1,266		(1,723)

Gain/(loss) on cash flow hedging derivatives, net	₹	4,024	₹	980

Balance as at the end of the period	₹	1,148	₹	3,162
Deferred tax thereon		(228)		(813)

Balance as at the end of the period, net of deferred tax	₹	920	₹	2,349

*

Includes net (gain)/loss reclassified to revenue of ₹ 1,446 and ₹ (2,291) for the six months ended September 30, 2020 and 2021, respectively and net (gain)/loss reclassified to cost of revenues of ₹ (180) and ₹ 568 for the six months ended September 30, 2020 and 2021, respectively.

As at September 30, 2020 and 2021, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2021 and September 30, 2021, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in short-term mutual funds and fixed maturity plans, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2021								As at September 30, 2021
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	2,998	₹	—	₹	2,998	₹	—	₹	3,267	₹	—	₹	3,267	₹	—
Others		1,082		—		1,082		—		1,069		—		1,069		—
Investments:
Short-term mutual funds		23,502		23,502		—		—		16,692		16,692		—		—
Equity instruments		10,572		26		319		10,227		11,734		35		580		11,119
Non-convertible debentures, government securities, commercial papers and bonds		131,382		2,217		129,165		—		144,384		3,187		141,197		—

Fixed maturity plan mutual funds		—		—		—		—		257		—		257		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(816)	₹	—	₹	(816)	₹	—	₹	(105)	₹	—	₹	(105)	₹	—
Others		(254)		—		(254)		—		(327)		—		(327)		—
Contingent consideration		(2,293)		—		—		(2,293)		(3,035)		—		—		(3,035)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at September 30, 2021, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in Non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in equity instruments and fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market and income approaches.

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2021		September 30, 2021
Balance at the beginning of the period	₹	9,178	₹	10,227
Additions		1,575		2,177
Disposals		(1,256)		(7,611)
Transfers out of Level 3		(27)		—
Gain recognized in other comprehensive income		1,009		6,241
Translation adjustment		(252)		85

Balance at the end of the period	₹	10,227	₹	11,119

	As at
Contingent consideration	March 31, 2021		September 30, 2021
Balance at the beginning of the period	₹	—	₹	(2,293)
Additions		(2,293)		(4)
Additions through business combinations		—		(940)
Reversals		—		280
Finance expense recognized in statement of income		(25)		(24)
Translation adjustment		25		(54)

Balance at the end of the period	₹	(2,293)	₹	(3,035)

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Six months ended September 30,
	2020		2021
Balance at the beginning of the period	₹	23,539	₹	22,936
Translation difference related to foreign operations, net		(173)		117
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income		—		(35)

Balance at the end of the period	₹	23,366	₹	23,018

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve
As at April 1, 2020	₹	(1,120)	₹	2,386	₹	162	₹	647
Other comprehensive income		(156)		2,611		192		—
As at September 30, 2020	₹	(1,276)	₹	4,997	₹	354	₹	647

As at April 1, 2021	₹	(897)	₹	4,237	₹	1,378	₹	1,122
Other comprehensive income		(779)		(193)		5,605		—
As at September 30, 2021	₹	(1,676)	₹	4,044	₹	6,983	₹	1,122

19. Income taxes

	Three months ended September 30,				Six months ended September 30,
	2020		2021		2020		2021
Income tax expense as per the interim condensed consolidated statement of income	₹	7,228	₹	8,259	₹	14,066	₹	14,484
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		(123)		465		523		852
Gains on cash flow hedging derivatives		596		533		789		361
Remeasurements of the defined benefit plans		32		54		(41)		(268)

	₹	7,733	₹	9,311	₹	15,337	₹	15,429

Income tax expense consists of the following:

	Three months ended September 30,				Six months ended September 30,
	2020		2021		2020		2021
Current taxes
Domestic	₹	4,252	₹	6,149	₹	8,321	₹	18,297
Foreign		1,377		2,525		2,722		(2,882)

	₹	5,629	₹	8,674	₹	11,043		15,415
Deferred taxes
Domestic	₹	1,247	₹	439	₹	3,230	₹	675
Foreign		352		(854)		(207)		(1,606)

	₹	1,599	₹	(415)	₹	3,023	₹	(931)

	₹	7,228	₹	8,259	₹	14,066	₹	14,484

Income tax expenses are net of (provision recorded)/reversal of taxes pertaining to earlier periods, amounting to ₹ 448 and ₹ 453 for the three months ended September 30, 2020 and 2021 respectively, and ₹ 1,560 and ₹ 3,220 for the six months ended September 30, 2020 and 2021 respectively. The reversal of ₹ 3,220 includes a reversal on account of closure of tax assessments of the Company for earlier years.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment, sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended September 30, 2020 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	43,874	₹	44,345	₹	38,406	₹	20,716	₹	147,341	₹	—	₹	2,112	₹	149,453
Sale of products		—		—		—		—		—		1,692		—		1,692

	₹	43,874	₹	44,345	₹	38,406	₹	20,716	₹	147,341	₹	1,692	₹	2,112	₹	151,145

B. Revenue by sector
Banking, Financial Services and Insurance	₹	698	₹	25,895	₹	13,527	₹	5,761	₹	45,881
Health		15,874		—		2,976		1,408		20,258
Consumer		16,706		563		4,027		2,583		23,879
Communications		1,599		257		2,043		3,904		7,803
Energy, Natural Resources and Utilities		99		6,567		7,208		5,066		18,940
Manufacturing		71		5,834		5,418		822		12,145
Technology		8,827		5,229		3,207		1,172		18,435

	₹	43,874	₹	44,345	₹	38,406	₹	20,716	₹	147,341	₹	1,692	₹	2,112	₹	151,145

C. Revenue by nature of contract
Fixed price and volume based	₹	24,234	₹	26,643	₹	24,523	₹	13,949	₹	89,349	₹	—	₹	1,647	₹	90,996
Time and material		19,640		17,702		13,883		6,767		57,992		—		465		58,457
Products		—		—		—		—		—		1,692		—		1,692

	₹	43,874	₹	44,345	₹	38,406	₹	20,716	₹	147,341	₹	1,692	₹	2,112	₹	151,145

Information on disaggregation of revenues for the three months ended September 30, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	52,997	₹	58,998	₹	58,328	₹	22,590	₹	192,913	₹	—	₹	1,867	₹	194,780
Sale of products		—		—		—		—		—		1,894		—		1,894

	₹	52,997	₹	58,998	₹	58,328	₹	22,590	₹	192,913	₹	1,894	₹	1,867	₹	196,674

B. Revenue by sector
Banking, Financial Services and Insurance	₹	144	₹	35,865	₹	23,545	₹	7,596	₹	67,150
Health		18,297		25		3,338		857		22,517
Consumer		22,012		597		7,708		3,031		33,348
Communications		2,318		295		3,489		3,581		9,683
Energy, Natural Resources and Utilities		153		8,972		9,848		4,818		23,791
Manufacturing		59		6,384		5,791		749		12,983
Technology		10,014		6,860		4,609		1,958		23,441

	₹	52,997	₹	58,998	₹	58,328	₹	22,590	₹	192,913	₹	1,894	₹	1,867	₹	196,674

C. Revenue by nature of contract
Fixed price and volume based	₹	28,707	₹	32,917	₹	34,868	₹	13,978	₹	110,470	₹	—	₹	1,378	₹	111,848
Time and material		24,290		26,081		23,460		8,612		82,443		—		489		82,932
Products		—		—		—		—		—		1,894		—		1,894

	₹	52,997	₹	58,998	₹	58,328	₹	22,590	₹	192,913	₹	1,894	₹	1,867	₹	196,674

Information on disaggregation of revenues for the six months ended September 30, 2020 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	86,198	₹	88,168	₹	76,979	₹	40,719	₹	292,064	₹	—	₹	4,223	₹	296,287
Sale of products		—		—		—		—		—		3,989		—		3,989

	₹	86,198	₹	88,168	₹	76,979	₹	40,719	₹	292,064	₹	3,989	₹	4,223	₹	300,276

B. Revenue by sector
Banking, Financial Services and Insurance	₹	1,055	₹	51,486	₹	26,654	₹	11,121	₹	90,316
Health		31,397		9		5,787		2,678		39,871
Consumer		32,574		1,135		7,941		5,235		46,885
Communications		2,890		532		3,917		7,820		15,159
Energy, Natural Resources and Utilities		187		12,961		14,776		10,118		38,042
Manufacturing		131		11,620		10,548		1,560		23,859
Technology		17,964		10,425		7,356		2,187		37,932

	₹	86,198	₹	88,168	₹	76,979	₹	40,719	₹	292,064	₹	3,989	₹	4,223	₹	300,276

C. Revenue by nature of contract
Fixed price and volume based	₹	48,490	₹	54,019	₹	49,920	₹	27,296	₹	179,725	₹	—	₹	3,249	₹	182,974
Time and material		37,708		34,149		27,059		13,423		112,339		—		974		113,313
Products		—		—		—		—		—		3,989		—		3,989

	₹	86,198	₹	88,168	₹	76,979	₹	40,719	₹	292,064	₹	3,989	₹	4,223	₹	300,276

Information on disaggregation of revenues for the six months ended September 30, 2021 is as follows:

	IT Services										IT Products		ISRE		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	102,408	₹	113,742	₹	112,392	₹	43,647	₹	372,189	₹	—	₹	3,804	₹	375,993
Sale of products		—		—		—		—		—		3,205		—		3,205

	₹	102,408	₹	113,742	₹	112,392	₹	43,647	₹	372,189	₹	3,205	₹	3,804	₹	379,198

B. Revenue by sector
Banking, Financial Services and Insurance	₹	742	₹	67,808	₹	44,310	₹	14,163	₹	127,023
Health		35,575		45		6,575		1,592		43,787
Consumer		42,155		1,172		15,327		5,756		64,410
Communications		4,333		597		6,364		7,474		18,768
Energy, Natural Resources and Utilities		322		18,381		19,085		9,551		47,339
Manufacturing		107		12,323		11,583		1,494		25,507
Technology		19,174		13,416		9,148		3,617		45,355

	₹	102,408	₹	113,742	₹	112,392	₹	43,647	₹	372,189	₹	3,205	₹	3,804	₹	379,198

C. Revenue by nature of contract
Fixed price and volume based	₹	55,713	₹	64,626	₹	68,392	₹	27,661	₹	216,392	₹	—	₹	3,043	₹	219,435
Time and material		46,695		49,116		44,000		15,986		155,797		—		761		156,558
Products		—		—		—		—		—		3,205		—		3,205

	₹	102,408	₹	113,742	₹	112,392	₹	43,647	₹	372,189	₹	3,205	₹	3,804	₹	379,198

21. Expenses by nature

	Three months ended September 30,				Six months ended September 30,
	2020		2021		2020		2021
Employee compensation	₹	83,168	₹	111,202	₹	163,430	₹	213,913
Sub-contracting/ technical fees		20,240		27,277		41,458		51,896
Cost of hardware and software		2,015		1,810		4,024		3,378
Travel		1,264		1,645		2,554		3,080
Facility expenses		5,344		6,220		9,971		11,870
Depreciation, amortization and impairment*		6,580		7,717		12,734		16,107
Communication		1,801		1,464		3,155		2,980
Legal and professional fees		1,224		1,720		2,535		3,927
Rates, taxes and insurance		874		1,032		1,904		2,033
Marketing and brand building		267		510		396		935
Lifetime expected credit loss/ (write-back)		256		48		1,845		(205)
Miscellaneous expenses**		137		2,057		2,659		3,902

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	123,170	₹	162,702	₹	246,665	₹	313,816

*

Depreciation, amortization and impairment includes an impairment charge on certain software platforms, capital work-in-progress and intangible assets amounting to ₹ 561 and ₹ 754, for the three months and six months ended September 30, 2020, respectively.

**	Miscellaneous expenses for the three months and six months ended September 30, 2020, includes an amount of ₹ Nil and ₹ 991, respectively towards COVID-19 contributions.

22. Finance expenses

	Three months ended September 30,				Six months ended September 30,
	2020		2021		2020		2021
Interest expense	₹	1,093	₹	1,459	₹	2,095	₹	2,205
Exchange fluctuation loss on foreign currency borrowings		174		—		471		—

	₹	1,267	₹	1,459	₹	2,566	₹	2,205

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended September 30,				Six months ended September 30,
	2020		2021		2020		2021
Interest income	₹	4,785	₹	3,699	₹	9,638	₹	6,308
Dividend income		1		—		1		2
Exchange fluctuation gain on foreign currency borrowings		—		(5)		—		1,485
Net gain from investments classified as FVTPL		356		260		589		573
Net gain from investments classified as FVTOCI		67		160		262		365

Finance and other income	₹	5,209	₹	4,114	₹	10,490	₹	8,733

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	2,379	₹	1,041	₹	3,152	₹	325
Other foreign exchange gains/(losses), net		(2,041)		(108)		(1,609)		1,768

Foreign exchange gains/(losses), net	₹	338	₹	933	₹	1,543	₹	2,093

24.	Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended September 30,				Six months ended September 30,
	2020		2021		2020		2021
Profit attributable to equity holders of the Company	₹	24,656	₹	29,307	₹	48,558	₹	61,628
Weighted average number of equity shares outstanding		5,694,035,551		5,464,831,135		5,693,689,502		5,464,021,919

Basic earnings per share	₹	4.33	₹	5.36	₹	8.53	₹	11.28

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended September 30,				Six months ended September 30,
	2020		2021		2020		2021
Profit attributable to equity holders of the Company	₹	24,656	₹	29,307	₹	48,558	₹	61,628
Weighted average number of equity shares outstanding		5,694,035,551		5,464,831,135		5,693,689,502		5,464,021,919
Effect of dilutive equivalent share options		12,838,788		15,659,225		12,161,053		14,275,839

Weighted average number of equity shares for diluted earnings per share		5,706,874,339		5,480,490,360		5,705,850,555		5,478,297,758

Diluted earnings per share	₹	4.32	₹	5.35	₹	8.51	₹	11.25

25. Employee compensation

	Three months ended September 30,				Six months ended September 30,
	2020		2021		2020		2021
Salaries and bonus	₹	79,490	₹	106,461	₹	156,692	₹	204,660
Employee benefits plans
Gratuity and other defined benefit plans		518		695		1,018		1,342
Defined contribution plans		2,291		3,394		4,491		6,282
Share-based compensation*		869		652		1,229		1,629

	₹	83,168	₹	111,202	₹	163,430	₹	213,913

*

Includes ₹ 387 and ₹ 24 the three months ended September 30, 2020 and 2021 respectively, ₹ 409 and ₹ 30 for the six months ended September 30, 2020, and 2021 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended September 30,				Six months ended September 30,
	2020		2021		2020		2021
Cost of revenues	₹	70,909	₹	94,080	₹	139,254	₹	181,772
Selling and marketing expenses		7,475		10,522		15,384		19,644
General and administrative expenses		4,784		6,600		8,792		12,497

	₹	83,168	₹	111,202	₹	163,430	₹	213,913

The Company has granted 42,507 and 80,961 options under RSU option plan during the three and six months ended September 30, 2021 (20,000 and 70,000 for the three and six months ended September 30, 2020); 300,926 and 817,768 options under ADS option plan during the three and six months ended September 30, 2021 (600,000 and 616,000 for the three and six months ended September 30, 2020).

The Company has also granted Nil Performance based stock options (RSU) during the three and six months ended September 30, 2021, respectively (30,000 and 90,000 for the three and six months ended September 30, 2020); Nil Performance based stock options (ADS) during the three and six months ended September 30, 2021, respectively (900,000 and 924,000 for three and six months ended September 30, 2020).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

26. Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to ₹ (178) and ₹ (81) for the three and six months ended September 30, 2020 has been recognized under other operating income/(loss), net.

During the six months ended September 30, 2021, as a result of acquisition by another investor, the Company sold its investment in Ensono Holdings, LLC for a consideration of ₹ 5,587 and recognized a cumulative gain of ₹ 1,243 (net of tax ₹ 427) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,224 for the six months ended September 30, 2021 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

During the six months ended September 30, 2021, as a result of acquisition of by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method, for a consideration of ₹ 1,640 and recognized a cumulative gain of ₹ 941 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

27. Commitments and contingencies

Capital commitments: As at March 31, 2021 and September 30, 2021 the Company had committed to spend ₹ 7,490 and ₹ 14,195 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2021 and September 30, 2021, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 17,128 and ₹ 15,968 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to Mar 31, 2016. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 80,032 and ₹ 91,105 are not acknowledged as debt as at March 31, 2021 and September 30, 2021, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 11,413 and ₹ 11,628 as of March 31, 2021 and September 30, 2021, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

The corresponding information for the three and six months ended September 30, 2020 has been re-stated to give effect to the above changes.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company’s re-organization of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2020, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	43,954	₹	44,450	₹	38,510	₹	20,762	₹	147,676	₹	1,699	₹	2,111	₹	(3)	₹	151,483
Other operating income/(loss), net		—		—		—		—		(178)		—		—		—		(178)
Segment Result		8,598		10,477		6,139		3,078		28,292		(301)		109		10		28,110
Unallocated										203		—		—		—		203

Segment Result Total									₹	28,317	₹	(301)	₹	109	₹	10	₹	28,135
Finance expenses																		(1,267)
Finance and other income																		5,209
Share of net profit/(loss) of associates accounted for using the equity method																		(6)

Profit before tax																	₹	32,071
Income tax expense																		(7,228)

Profit for the period																	₹	24,843

Depreciation, amortization and impairment																	₹	6,580

Information on reportable segments for the three months ended September 30, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	53,205	₹	59,260	₹	58,619	₹	22,715	₹	193,799	₹	1,894	₹	1,867	₹	47	₹	197,607
Other operating income/(loss), net		—		—		—		—		15		—		—		—		15
Segment Result		10,521		11,819		9,186		3,028		34,554		94		393		20		35,061
Unallocated										(156)		—		—		—		(156)

Segment Result Total									₹	34,413	₹	94	₹	393	₹	20	₹	34,920
Finance expenses																		(1,459)
Finance and other income																		4,114
Share of net profit/(loss) of associates accounted for using the equity method																		(10)

Profit before tax																	₹	37,565
Income tax expense																		(8,259)

Profit for the period																	₹	29,306

Depreciation, amortization and impairment																	₹	7,717

Information on reportable segments for the six months ended September 30, 2020, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	86,566	₹	88,644	₹	77,454	₹	40,920	₹	293,584	₹	4,005	₹	4,222	₹	8	₹	301,819
Other operating income/(loss), net		—		—		—		—		(81)		—		—		—		(81)
Segment Result		15,102		20,899		13,686		5,624		55,311		(178)		3		(933)		54,203
Unallocated										951		—		—		—		951

Segment Result Total									₹	56,181	₹	(178)	₹	3	₹	(933)	₹	55,073
Finance expense																		(2,566)
Finance and other income																		10,490
Share of net profit/(loss) of associates accounted for using the equity method																		25

Profit before tax																	₹	63,022
Income tax expense																		(14,066)

Profit for the year																	₹	48,956

Depreciation, amortization and impairment																	₹	12,734

Information on reportable segments for the six months ended September 30, 2021, is as follows:

	IT Services										IT Products		ISRE		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	102,888	₹	114,365	₹	113,080	₹	43,947	₹	374,280	₹	3,205	₹	3,804	₹	2	₹	381,291
Other operating income/(loss), net		—		—		—		—		2,165		—		—		—		2,165
Segment Result		19,900		23,169		17,511		6,094		66,674		41		868		(8)		67,575
Unallocated										(100)		—		—		—		(100)

Segment Result Total									₹	68,739	₹	41	₹	868	₹	(8)	₹	69,640
Finance expense																		(2,205)
Finance and other income																		8,733
Share of net profit/(loss) of associates accounted for using the equity method																		(3)

Profit before tax																	₹	76,165
Income tax expense																		(14,484)

Profit for the year																	₹	61,681

Depreciation, amortization and impairment																	₹	16,107

Revenues from India, being Company’s country of domicile, is ₹ 6,532 and ₹ 6,382 for three months ended September 30, 2020 and 2021, respectively and ₹ 13,545 and ₹ 12,523 for six months ended September 30, 2020 and 2021, respectively

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended September 30,				Six months ended September 30,
	2020		2021		2020		2021
United States of America	₹	83,210	₹	105,210	₹	165,644	₹	201,649
United Kingdom		15,437		25,512		31,379		48,379

	₹	98,647	₹	130,722	₹	197,023	₹	250,028

No customer individually accounted for more than 10% of the revenues during the three and six months ended September 30, 2020 and 2021.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)

Effective beginning of fiscal year ended March 31, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated based on the accelerated amortization as per IFRS 2. Segment information for the three and six months ended September 30, 2020 has been re-stated to give effect to these changes.

b)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

c)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues.

d)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

e)	During the three and six months ended September 30, 2020, the Company has contributed ₹ Nil and ₹ 991 respectively towards COVID-19 and is reported in Reconciling items.

f)

Other operating income/(loss) of ₹ (178) and ₹ 15 is included as part of IT Services segment results for three months ended September 30, 2020 and 2021 respectively and ₹ (81) and ₹ 2,165 is included as part of IT Services segment results for six months ended September 30, 2020 and 2021 respectively. Refer to Note 26.

g)

Segment results for the three and six months ended September 30, 2020 are after considering the impact of impairment charge of ₹ 263 and ₹ 192 in Americas 1 and Europe respectively. The remaining impairment charge of ₹ 106 and ₹ 299 for the three and six months ended September 30, 2020, respectively is included under unallocated. (Refer to Note 4, 6 and 21).

h)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 869, and ₹ 652 for the three months ended September 30, 2020 and 2021, respectively and ₹ 1,229, and ₹ 1,629 for the six months ended September 30, 2020 and 2021, respectively.

29.	List of subsidiaries and investments accounted for using equity method as at September 30, 2021 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC)	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. **	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. **	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc**	USA

Wipro Overseas IT Services Private Limited			India

Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark

		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Spain Digital, S.L.U **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited **	U.K.
		Wipro 4C Consulting France SAS	France

Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd**	Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l **	Luxembourg

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Philippines, Inc.			Philippines

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited	India
Encore Theme Technologies Private Limited *	India
Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)	India
Capco Technologies Private Limited	India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 83.4% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 16.6% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

# 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc and Wipro Weare4C UK Limited, Cardinal US Holdings, Inc, Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.	Wipro Technologies GmbH	Wipro IT Services Austria GmbH Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)***	Portugal Germany Austria Germany

Wipro do Brasil Technologia Ltda	Wipro Do Brasil Sistemetas De Informatica Ltd Wipro do Brasil Servicos Ltda		Brazil Brazil Brazil

Designit Spain Digital, S.L.	Designit Peru SAC		Spain Peru

HealthPlan Services, Inc.	HealthPlan Services Insurance Agency, LLC		USA USA

International TechneGroup Incorporated	International TechneGroup Ltd. ITI Proficiency Ltd International TechneGroup S.R.L.	MechWorks S.R.L.	USA U.K. Israel Italy Italy

Wipro Appirio, Inc.	Wipro Appirio, K.K. Topcoder, LLC. Wipro Appirio (Ireland) Limited	Wipro Appirio UK Limited	USA Japan USA Ireland U.K.

Wipro Designit Services, Inc	Wipro Designit Services Limited		USA Ireland

Wipro Weare4C UK Limited	CloudSocius DMCC		U.K. UAE

Cardinal Foreign Holdings 2 S.á.r.l	Grove Holdings 2 S.á.r.l	The Capital Markets Company BV*** Capco Brasil Serviços E Consultoria Em Informática Ltda	Luxembourg Luxembourg Belgium Brazil

Cardinal US Holdings, Inc			USA
	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA

Ampion Holdings Pty Ltd			Australia
	Ampion Pty Ltd		Australia
		Crowdsprint Pty Ltd	Australia
		Revolution IT Pty Ltd	Australia
		Iris Holdco Pty Ltd***	Australia

***	Step Subsidiary details of The Capital Markets Company BV and Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) and Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC****	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Sweden AB		Sweden
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand

Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)			Germany
	Metro Systems Romania S.R.L		Romania

Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia

		Shelde Pty Ltd	Australia

****	Step Subsidiary details of Capco (US) GP LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada

As at September 30, 2021, the Company held 43.7% interest in Drivestream Inc, accounted for using the equity method.

As at September 30, 2021, The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively in Capco (Canada) LP.

The list of controlled trusts are:

Name of the entity	Country of incorporation

Wipro Equity Reward Trust	India

Wipro Foundation	India

Capco (Canada) LP@	Canada

@	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.
30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

31.

As part of customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L, the IT units of Metro AG in Germany and Romania, respectively, for a consideration of ₹ 4,967. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3“Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to ₹ 4,562 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
October 13, 2021